Exhibit 99.1

Solarfun Prices US$150 Million Convertible Senior Notes and Determines Number of American Depositary Shares to Be Lent under Share Lending Arrangement

SHANGHAI, China--(BUSINESS WIRE)--Solarfun Power Holdings Co., Ltd. (“Solarfun”; NASDAQ: SOLF), an established manufacturer of photovoltaic (PV) cells, modules and ingots in China, today announced the pricing of US$150 million of 3.50% Convertible Senior Notes due 2018 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The initial purchasers have a 30-day option to purchase up to an additional US$22.5 million aggregate principal amount of the notes to cover over-allotments, if any.

The notes will pay cash interest semiannually at a rate of 3.50% per year, payable on January 15 and July 15 each year, commencing on July 15, 2008. The notes, in certain circumstances, will be convertible into ADSs representing Solarfun’s ordinary shares (except for any cash in lieu of fractional ADSs). The initial conversion rate, subject to adjustment, is 52.2876 ADSs per US$1,000 principal amount of notes (which represents an initial conversion price of approximately US$19.125 per ADS). The sale of the notes is expected to close on January 29, 2008.

The convertible senior notes and Solarfun’s ordinary shares represented by the ADSs, if any, issuable upon conversion of the notes have not been registered under the Securities Act or the securities laws of any other jurisdiction. Solarfun will file a shelf registration statement for resale of the notes and Solarfun’s ordinary shares represented by the ADSs, if any, issuable upon conversion of the notes and use its commercially reasonable efforts to cause such registration statement to become effective under the Securities Act by the 210th day after the notes are issued. Unless they are registered, these notes may be offered or sold only in transactions that are exempt from registration under the Securities Act and the securities laws of any other jurisdiction.

Solarfun currently expects to use the net proceeds from the note offering for the following purposes: approximately US$60.0 million for wafer and polysilicon pre-payments, US$60.0 million for capital expenditures, US$19.0 million to repay loans from Hong Kong Huaerli Trading Company Limited, a company controlled by Mr. Yonghua Lu, Solarfun’s founder, chairman and chief executive officer, to Solarfun Power Hong Kong Limited, Solarfun’s 100% indirect subsidiary and the remainder for working capital and repayment of Solarfun’s existing bank borrowings.

Morgan Stanley & Co. Incorporated is acting as the sole bookrunning manager for the note offering.

Concurrently with this offering of notes, Solarfun is offering, in a separate offering that is registered with the Securities and Exchange Commission, up to 7,843,140 ADSs (or up to 9,019,611 ADSs if the underwriter in such offering exercises its over-allotment option in full), all of which will be effectively lent to an affiliate of Morgan Stanley & Co. Incorporated. This affiliate will sell the ADSs and will use the resulting short position to enable investors in the note offerings to hedge their investment. Solarfun will not receive any proceeds from the ADS offering. Delivery of the ADSs sold in the ADS offering is conditioned upon closing of the sale of the notes. Solarfun does not believe that the ADS offering will increase the number of ordinary shares considered outstanding for the purpose of calculating its basic or diluted earnings per share under U.S. GAAP.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offers of the notes will be made only by means of a private offering memorandum.

About Solarfun

Solarfun Power Holdings Co, Ltd. manufactures ingots and PV cells and modules and supplies solar system integration services in China. The Company produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors and directly to system integrators. The Company was founded in 2004 and its products have been certified to TUV and UL safety and quality standards.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. The matters discussed herein, including Solarfun’s intention to complete the note offering, are based on current management expectations. Completion of the proposed note offering is subject to market conditions and other factors. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Solarfun does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACT:
Solarfun
Paul Combs
V.P. Strategic Planning
Solarfun Power Holdings Co., Ltd.
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel: 86 21-6393-8206 / Mobile: 86 138 1612 2768
IR@solarfun.com.cn
or
Christensen
Peter Homstad, 480 614 3026
phomstad@ChristensenIR.com
or
Roger Hu, 852 2117 0861
rhu@ChristensenIR.com